Management's Discussion and Analysis

Quarterly Highlights

For the six months ended June 30, 2021

Dated: August 5, 2021

(In U.S. dollars)

Quaterra Resources Inc. MD&A – Quarterly Highlights For the six months ended June 30, 2021

This Management's Discussion and Analysis ("MD&A") of Quaterra Resources Inc. and its wholly-owned subsidiaries (collectively, "Quaterra" or the "Company"), dated August 5, 2021, should be read in conjunction with the condensed interim consolidated financial statements for the six months ended June 30, 2021 and the audited consolidated financial statements for the year ended December 31, 2020 and related notes thereto. These financial statements have been prepared following International Financial Reporting Standards ("IFRS"). All $ amounts in this MD&A are United States dollars unless otherwise noted.

Additional information about Quaterra, including the Company's press releases, quarterly and annual reports, is available through the Company's filings with the securities regulatory authorities in Canada at www.sedar.com  or the United States Securities Exchange Commission at www.sec.gov/edgar. Information about mineral resources, as well as risks associated with investing in the Company's securities, is contained in the Company's most recently filed 20-F.

Performance Highlights

  Water Rights Sale

On February 24, 2021, the Company announced a water rights sale to Desert Pearl Farms LLC for $2,910,000 (the "Agreement"). An initial deposit of $1,000,000 was received on March 5, 2021, and funds were used for the Company's exploration programs and corporate expenses.

On July 26, 2021, the Company announced it received a notice from the State of Nevada declaring the forfeiture of three water rights permits, including the permit related to the Agreement, and denying the extension application submitted in November 2020 of the fourth water rights permit. The notice is based on increased demand for the available water from other users and non-use of the water by the Company for mining and milling purposes since 2011.

The Company has the right to appeal the State's decision within 30 days from the date of the notice. Accordingly, it has retained legal counsel to initiate and vigorously undertake the appeal process.

  Drilling at MacArthur Copper Oxide Property

On May 4, 2021, the Company began a 7,000-10,000-foot core drilling program at its MacArthur project in the Yerington District, Nevada. As of August 5, 2021, 9,633 ft has been drilled, with initial assay results from Skyline Assayers & Laboratories expected in August 2021. The focus of the drill program is to provide additional data required to complete a pre-feasibility study on the project, including representative metallurgical samples.

Review of Operations and Financial Results

The scale and nature of the Company's corporate and administrative activity have remained relatively consistent over the periods presented. Quarterly fluctuation in losses has mainly been caused by non-cash fair value changes in the derivative liabilities, unrealized gain or loss on the marketable securities, and share-based compensation.

The following table sets out the quarterly financial information for each of the last eight quarters:

Quaterra Resources Inc. MD&A – Quarterly Highlights For the six months ended June 30, 2021

(In thousands of U.S. dollars except for per share amount)
	Q2'21	Q1'21	Q4'20	Q3'20	Q2'20	Q1'20	Q4'19	Q3'19
	$	$	$	$	$	$	$	$
General administration	(384)	(275)	(298)	(326)	(216)	(303)	(302)	(364)
Fair value (loss) gain on derivative liabilities	(38)	(19)	11	(1)	28	52	(50)	135
Foreign exchange gain (loss)	15	3	(2)	24	-	(2)	(20)	(9)
Other expenses	-	(12)	(51)	(127)	(31)	(16)	(12)	(14)
Loss on settlement of convertible notes	-	-	-	(26)	-	-	(15)	2
Share-based compensation	(732)	-	-	(3)	(168)	(4)	-	(7)
(Loss) gain on marketable securities	397	(129)	(87)	222	273	68	(77)	64
Net loss	(742)	(432)	(427)	(237)	(114)	(205)	(476)	(193)
Basic loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)

Liquidity and Capital Resources

The Company is an exploration stage company that has not earned any production revenue. As a result, its operations have been dependent mainly on proceeds from the sale of water rights in the last few years without diluting shareholders' value.

During the six months ended June 30, 2021, the Company spent $716,000 in operating activities (2020 - $513,000) and $643,000 (2020 - $343,000) in mineral property maintenance and technical work.

Under several mineral property option agreements, the Company is required to pay, at its discretion, a combined $753,000 ($260,000 paid year-to-date) in mineral property options and work commitment in 2021, plus annual mineral claim fees for its properties in Nevada (paid $347,000).

During the six months ended June 30, 2021, the Company received combined proceeds of Canadian Dollars (CAD) 350,100 from 4,300,000 stock options and 1,000,000 warrants exercises. After quarter-end, further 300,000 options were exercised at CAD 0.095 for CAD 28,500, and 941,964 common shares of Grande Portage were disposed of for CAD 530,376.

As of August 5, 2021, the Company has cash of $360,000 and 1,000,831 common shares of Grande Portage Resources Inc. worth approximately CAD 570,000.

Material increases or decreases in the Company's liquidity and capital resources will be determined by the success in water rights sale appeal and obtaining equity or other sources of financing. Should the appeal be unsuccessful and/or the buyer of the water rights elects to terminate the Agreement, the Company must return the $1,000,000 received in March 2021.

Please refer to Note 1, Nature of Operations and Going Concern, in the condensed interim consolidated financial statements for the period ended June 30, 2021, for details.

Related Party Information

Manex Resources Group ("Manex") and Advocate Services Ltd.  ("Advocate") are private companies controlled by the Corporate Secretary of the Company, providing office premises and investor communications at a combined fee of CAD 12,500 per month.

Quaterra Resources Inc. MD&A – Quarterly Highlights For the six months ended June 30, 2021

On February 2, 2021, the Company announced the resignation of Gerald Prosalendis as President, CEO and Director. On May 13, 2021, the Company announced the appointment of Mr. Travis Naugle as CEO and Mr. Stephen Goodman as President.

Outstanding Share Data

As of August 5, 2021, the Company has:

  224,315,610 common shares issued and outstanding;
  11,000,000 and 769,230 warrants outstanding exercisable at $0.05 and CAD 0.065 until August 28, 2022, and September 20, 2022, respectively; and
  14,665,000 stock options outstanding with a weighted exercise price of CAD 0.13.

Risks and Uncertainties

The Company is subject to many risks and uncertainties, each of which could have an adverse effect on the results, business prospects or financial position.

The Company's securities should be considered a highly speculative investment, and investors should carefully consider all of the information disclosed in the Company's regulatory filings before investing in the Company. For a comprehensive list of the risks and uncertainties applicable to the Company, please refer to the section entitled "Risk Factors" in the Company's most recent Form 20-F, available on the SEC website at www.sec.gov.

Forward-Looking Statements

Certain statements made and information contain "forward-looking statements" within the meaning of the United States Private Securities Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "Forward-Looking Statements").

Other than statements of historical fact, all statements that address activities, events or developments that the Company believes, expects or anticipates will, may, could or might occur in the future are Forward-Looking Statements. The words such as "believe", "anticipate", "expect", "estimate", "strategy", "plan", "intend", "may", "could", "would", "should", or similar expressions are intended to identify Forward-Looking Statements.

The forward-looking statements in this MD&A are based on the beliefs, expectations, and opinions of management when the statements are made. The Company undertakes no obligation to update any forward-looking statement should circumstances or estimates, or opinions change, except by applicable securities laws.